[GRAPHIC  OMITED]

March  31,  2006

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance,  Room  4561
Washington,  D.C.  20549

     RE:     LOCATEPLUS  HOLDINGS  CORPORATION
     FORM  10-KSB  FOR  FISCAL  YEAR  ENDED  DECEMBER  31,  2004
     FORMS 10-QSB FOR FISCAL QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005 FILE NO. 000-49957

Ladies  and  Gentlemen:

     On behalf of LocatePLUS Holdings Corporation (the "Company"), I enclose for your review the Company's responses to the comment letter, dated October 24, 2005, issued to the Company.

     The numbering of the responses below corresponds to the numbering of comments in the letter from the Staff received by the Company in response to its filing of Forms 10-KSB for the Fiscal Year Ended December 31, 2004 and 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005, and 8-K filed on September 23, and September 26, 2005. A copy of the Staff's letter is being provided via Federal Express with a copy of this letter for the convenience of the Staff.

COMMENT  1.

Refer to your response to prior comment 2. Although you appear to have the ability to settle the warrants with unregistered shares, please provide us with the following information related to your intended accounting for the warrants issued in July 2005:

a. Clarify the liquidated damages provisions included in the registration rights agreement. Irrespective of whether you have paid any such damages, explain the terms of the damage provisions and indicate the maximum amount of damages that would be paid if the terms of the agreement are not met.

b. Provide us with the maximum damages possible as a percentage of the fair value of the related warrants. Describe how you have considered whether the liquidated damage provisions cause the issuance of unregistered shares to represent an uneconomic settlement alternative analogous to that described in paragraph 16 of EITF 00-19. In this regard, if the damages are greater than the


                         Corporate  Headquarters:
                   100  Cummings  Center,  Suite  235M
                           Beverly,  MA  01915
                            P:  978-921-2727
                            F:  978-524-8887


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fair  value differential (between registered and unregistered shares) then it is in substance a penalty. If so, the warrant would not satisfy the conditions outlined in paragraphs 14 to 18 of EITF 00-19 and, therefore, would be classified as a liability.

RESPONSE  1

A. The basic terms of the liquidated damages provision of the registration rights agreement are as follows:

- file a registration statement with the Commission within 30 days of the financing closing date of July 8, 2005, for all shares underlying the convertible note and warrant shares
- cause the registration to be declared effective within 120 days of the closing date
- cause to maintain and keep the registration statement effective until the underlying shares are eligible for sale under Rule 144(k)
- if the above are not met, a penalty payment of 1.5% of the investment amount per 30 day period will be assessed.

The investment included both debt of $8,000,000 and detachable warrants. The relative values calculated on each were $7,691,280 for the debt and $308,720 for the warrants. The maximum amount of damages to be paid if the terms of the agreement are not met, allocated for the warrants based on the relative fair value, is $106,509 which represents 23 payments of $4,631 starting 30 days after the closing date. The present value of those payments using a 12% discount rate on the closing date was $93,789.

B. The present value of the maximum damages possible relating to the warrants as a percentage of relative is 30%. Historically, when the Company has issued unregistered shares it has been at a 50% fair value differential, which represented the differential issuees were willing to accept. It is for this reason that the Company believes that even the maximum damages do not constitute a penalty and would satisfy the conditions outlined in paragraphs 14 to 18 of EITF 00-19 and would therefore be classified as equity.


                                      * * *


     In  connection  with  this  response letter, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and


                         Corporate  Headquarters:
                   100  Cummings  Center,  Suite  235M
                           Beverly,  MA  01915
                            P:  978-921-2727
                            F:  978-524-8887

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                               [GRAPHIC  OMITED]



- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In the event that the Commission has any questions about the foregoing, please contact the undersigned at (978) 921-2727.

Very  truly  yours,

/s/ James C. Fields

James  C.  Fields
Acting  Chief  Financing  Officer




                         Corporate  Headquarters:
                   100  Cummings  Center,  Suite  235M
                           Beverly,  MA  01915
                            P:  978-921-2727
                            F:  978-524-8887